Exhibit 99.2

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(the “Company”)

SHAREHOLDER PROXY

I/We,                                                                                                of

                                                                                                                                                                                                                         , being a Shareholder of the Company, hereby appoint any one or more Directors of the Company or the Chairman of the Annual General Meeting of the Company to be held on 26 November 2011 at at 1:00 p.m. or any adjournment thereof (the “Meeting”) or if s/he is unwilling to act                                                       [Name of third preference] to be its proxy and to vote for it and on its behalf to do all acts and things which it could personally have done at that meeting of the Company, in such manner as its proxy and if expedient to demand a poll.

This form is to be used in respect of the resolutions mentioned below as follows:

	IN FAVOUR OF	AGAINST

Resolution 1	☐	☐

“THAT Article 82(a) of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 82(a) as follows:

‘Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than nine Directors, the exact number of Directors to be determined from time to time solely by resolution adopted by a supermajority of at least two-thirds of all of the Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them. For so long as Shares or ADSs are listed on the NYSE, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the NYSE Rules require for a foreign private issuer so long as the Company is a foreign private issuer.’”

Resolution 2	☐	☐

“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects.”

Resolution 3	☐	☐

“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011 at a fee agreed by the directors be and is hereby approved.”

Resolution 4	☐	☐

“THAT the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report be and is hereby ratified, confirmed, approved and adopted in all respects.”

Resolution 5	☐	☐

“THAT the total number of Shares which may be issued under the 2008 Share Incentive Plan of the Company be increased by 5,101,968 Shares.”

Resolution 6	☐	☐

“THAT, as a result of the amendment of Article 82(a) and pursuant to Article 83(ii), Zhang Jing and Yap Yaw Kong will cease to act as Directors of the Company with effect from 27 November 2011.”

Resolution 7	☐	☐

“THAT the Register of Directors of the Company be amended to note that Zhang Jing and Yap Yaw Kong will cease to act as Directors, all as set out in these Resolutions.”

Resolution 8	☐	☐

“THAT the registered office of the Company be and hereby is instructed to notify the Register of Companies in the Cayman Islands of the changes to the Register of Directors.”

Unless otherwise instructed, the proxy may vote as the proxy thinks fit or abstain from voting in respect of the resolutions specified and also on any other business (including amendments to resolutions and appointment of the Chairman of the Meeting) which may properly come before the Meeting.

Signed:

Dated:

NOTES

1.	A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may chose a proxy of a member’s own choice by inserting the proxy’s name on this proxy form in the space provided above.

2.	If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorised officer.

3.	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

4.	In the case of joint holders, any holder may sign this form.

5.	Any alterations made in this form must be initialled.

To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China not less than 48 hours before the time for holding the Meeting. Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.

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